

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2014

Via E-mail
Jia (Jennifer) Hu
Financial Controller and Vice President of Finance
LightInTheBox Holding Co., Ltd.
Tower 2, Area D, Diantong Square
No. 7 Jiuxianqiao North Road
Chaoyang District, Beijing 100015
People's Republic of China

> **Re:** **LightInTheBox Holding Co., Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2013**
> **Filed April 28, 2014**
> **Form 6-K Furnished May 23, 2014**
> **File No. 1-35942**

Dear Ms. Hu:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2013

Item 5. Operating and Financial Review and Prospects, page 63

1. We note your disclosure at the bottom of page 63 that discusses your expectations for fiscal year 2014. Considering your history of losses from operations and net losses, to the extent known, please expand your disclosure in future filings to indicate whether you expect to continue to incur losses from operations and if and when you expect to be profitable.

Net Revenues, page 64

2. We note you utilize mobile applications and global online marketing platforms such as Google and Facebook to reach your customers. Please ensure your future disclosure addresses any trends associated with revenue recognized from mobile platforms. To the extent that individual platform providers within these categories are significant to your revenues, please revise to quantify revenues by platform provider. Refer to Item 5.A.1 of Form 20-F and Section III of SEC Release No. 33-8350.

Critical Accounting Policies, page 70

Revenue Recognition, page 70

3. We note your disclosure, "Promotional items or free products, which cannot be redeemed for cash and always shipped together with current qualified sales, are considered separate deliverables of the current qualified sales and the cost of these promotional items or free products are recorded as cost of sales when revenue of the qualified sales is recognized." Please tell us whether you account for the promotional items and free products as separate deliverables under a multiple element arrangement pursuant to ASC 605-25, or whether you account for them as an incentive pursuant to ASC 605-50, and provide the basis for your accounting. If you account from them as incentives, please confirm that you are not recording revenue for the free promotional items you ship and only record cost of sales for these free items when revenue is recognized for the underlying sale. Refer to ASC 605-50-25-3.

Comparison of the Years Ended December 31, 2011, 2012 and 2013, page 77

Net Revenues, page 77

4. Please revise your future disclosure to quantify changes in revenues from period to period due to changes attributable to both price and volume of your products. For example, your current disclosure merely indicates that your increase in revenues is primarily attributable to an increase in customers and repeat customer purchases. Please see Item 5.A.1 of Form 20-F.

Cost of Goods Sold, page 78

5. Please quantify the factors relating to the change in cost of goods sold. For example, you state your cost of goods sold decreased because of lower shipping costs, but you do not quantify the shipping costs. Further, we note your disclosure that decreases in cost of goods sold as a percentage of your net revenues were primarily due to changes in your product mix. Note that prefacing the reference to these sources of changes with the word "primarily" obscures the ability of your investors to identify the material sources of the change. In addition, where a material change is attributed to two or more factors,

including any offsetting factors, the contribution of each identified factor should be described in quantified terms. See Item 5.A of Form 20-F and Section III.D of SEC Release No. 33-6835. Provide us with your intended revised disclosure.

Form 6-K Furnished May 23, 2014

6. We note that the Form 6-K furnished on May 23, 2014, includes a press release announcing your annual general meeting of shareholders. In the future, please also furnish your notice of annual general meeting and any other materials that you distribute or are required to distribute to shareholders on Form 6-K, or tell us why such information is not required to be furnished. Please see Instruction B to Form 6-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant, at (202) 551- 3339 or Yong Kim, Staff Accountant, at (202) 551- 3323 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551- 3797 or Liz Walsh, Staff Attorney, at (202) 551- 3696 if you have questions regarding any other comments. You may contact me at (202) 551- 3737 with any other questions.

Sincerely,

/s/ James Allegretto for

Jennifer Thompson
Accounting Branch Chief